EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

August 7, 2012	No. 12-08

Avalon provides progress report on metallurgical process
development work on the Nechalacho Rare Earth Elements
Deposit, Thor Lake, NWT

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to provide the following progress report on its ongoing metallurgical process development work on its Nechalacho Rare Earth Elements (“REE”) Deposit and announces the appointment of Mr. Dave Marsh as Senior Vice President, Metallurgy, to lead the Company’s metallurgical work programs going forward.

1.	Senior Vice President, Metallurgy

Dave Marsh, FAusIMM (CP), brings almost 30 years of experience in the metallurgical and mineral processing industries. He has worked in Africa, Australia and Canada. Much of his experience has been in the engineering and technical side of the business and this is complemented by several years in operations. A native of the United Kingdom, Mr. Marsh received his B.Sc (Hon.) in Mineral Processing from the University of Leeds, England in 1980.

Dave’s previous positions include senior management roles in process design and implementation, particularly with heavy minerals, gold and platinum group metals as well as development of state-of-the-art uranium recovery plants. He has also managed engineering design, project teams, bankable feasibility studies and project implementation with large EPCM (Engineering, Procurement, Construction & Management) companies.

As Senior Vice President, Metallurgy, Dave assumes a critical role leading all aspects of metallurgical process development work on the Nechalacho project and on Avalon’s other development stage rare metals and minerals projects.

2.	Flotation Plant

Since the pilot plant trial completed in February 2012, investigations have focused largely on rationalising the flotation reagent suite. Avalon is pleased to report that this has been successful, with notable reductions in the number of required reagents and, more importantly, reduced consumption forecasts. Bench-scale flotation testwork continues with the objective of achieving further efficiencies in the process and the overall goal of reduced operating costs.

Progress has also been made in understanding the flotation characteristics of material from different parts of the Basal Zone and the impact of observed textural differences in the ore on flotation recoveries. Furthermore, opportunities for reducing REE and niobium losses from the de-sliming circuit through the use of more selective reagents have been identified and these will be investigated over the next few months.

All these improvements, developed in the laboratory since February are to be tested in a follow-up pilot plant trial scheduled to commence in late August or early September.

3.	Hydrometallurgical Plant

The hydrometallurgical pilot plant trial on the sample of mineral concentrate obtained from last winter’s flotation pilot plant trial commenced in mid-July and is expected to run through August. This trial will test the acid bake process (which uses sulphuric acid) and the results from this program will confirm the process design criteria for the hydrometallurgical plant to be used in the Definitive Feasibility Study.

The acid bake process produces an intermediate mixed REE concentrate (the “Concentrate”) and a refractory solid residue (the “Residue”).  The Concentrate contains most of the Light REE and over 50% of the Heavy REE (“HREE”), and will be delivered to the separation plant for further processing and refining to produce purified, separated rare earth oxides. The Residue from the acid bake process contains the balance of the rare earths and most of the zircon, niobium and tantalum contained in the mineral concentrate.

Treatment of the Residue requires a more aggressive form of processing to dissolve the zirconium, tantalum and niobium minerals. The conventional process to achieve this is referred to as “cracking” and two cracking alternatives have been evaluated; caustic cracking and alkali cracking. Both alternatives are costly to design and build.

The caustic cracking process was originally incorporated by the Company in its pre-feasibility study and has been successfully tested at the laboratory scale. However the Company is presently evaluating other alternatives to cracking to reduce costs and the risk of delays to the project schedule. These include hydrochloric acid (“HCl”) leaching or sale of the Residue as a zircon mineral concentrate to a zirconium processor. Several expressions of interest in this product have already been received from potential buyers.

President and CEO, Don Bubar commented “Dropping the cracking process from the current development model offers several advantages for the project in terms of simplifying operations and reducing capital requirements, while maintaining positive project economics. However, Avalon will continue to investigate the cracking alternatives with a view toward its future incorporation into the project once we have commenced operations.”

Bench scale testwork is in progress with the objective of optimizing the acid bake process flowsheet wherever possible. For example, recent work has identified a simpler, more efficient process for removing impurities from the Concentrate which, once proven, would positively impact both capital and operating costs as well as plant operability.

4.	Separation Plant

A Scope of Work has been developed for confirming the separation plant flowsheet and proposals are being acquired globally from various research laboratories. This work is expected to begin in October 2012.

Evaluation of potential sites for the Separation Plant continues, with a final decision on the site for the Separation Plant expected before the end of 2012.

The qualified persons for the purpose of this news release are Dezhi Qi, P.Eng. (Ont, AB), Dave Marsh, FAusIMM (CP), and Donald Bubar, P.Geo. (Ont).

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,611,986. Cash resources: approximately $38 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “scheduled”, “anticipates”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements contained herein include, without limitation the expected timing for the completion of the Nechalacho feasibility study; the expected timing of testwork, equipment installation and pilot plant trials; the expected timing of design criteria delivery; the target date for initial production from the Project; the timing of the Company’s 2012 drilling program; the timing of the availability of the Company’s updated resource estimate; and the timing of the environmental assessment process.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to: Avalon’s ability to secure sufficient capital to implement its business plans, the availability of Company and consultants’ staff for testwork and pilot plant trials; Avalon’s ability to complete its construction plans and reach full planned production rates for its end products; uncertainties associated with Avalon’s reserve estimates and non-reserve deposit information; uncertainties regarding global supply and demand for rare earth materials; the results and estimates set out in the separation plant prefeasibility study proving to be inaccurate; environmental laws, regulations and permits affecting Avalon’s business, directly and indirectly, including, among others, those relating to mine reclamation and restoration, climate change, emissions to the air and water and human exposure to hazardous substances used, released or disposed of by Avalon; and uncertainties associated with unanticipated geological conditions related to mining. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

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